Filed by Sage, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Sage, Inc.
Commission File No.: 001-16529

    This filing relates to a planned merger (the "Merger") between Genesis Microchip Incorporated ("Genesis") and Sage, Inc. ("Sage") pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 27, 2001 (the "Merger Agreement") by and between Genesis and Sage. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Sage on September 28, 2001, and is incorporated by reference into this filing.

    Genesis and Sage intend to file a registration statement, joint proxy statement/prospectus and other relevant materials with the SEC in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of Genesis and Sage. Investors and security holders of Genesis and Sage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Genesis, Sage and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Genesis or Sage with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Genesis with the SEC by contacting Genesis Investor Relations, 2150 Gold Street, Alviso, CA 95002, (408) 262-6599. Investors and security holders may obtain free copies of the documents filed by Sage with the SEC by contacting Sage Investor Relations, 1601 McCarthy Blvd, Milpitas, California 95030, (408) 383-5300. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

    Genesis and its directors, Alexander S. Lushtak, Amnon Fisher, Jeffrey Diamond, James E. Donegan, George A. Duguay and Lawrence G. Finch, may be deemed to be participants in the solicitation of proxies from the stockholders of Genesis in favor of the Merger. In addition, the officers of Genesis may be deemed to be participants in the solicitation of proxies from the stockholders of Genesis in favor of the Merger. The officers of Genesis include: Robert Bicevskis, Chief Technology Officer; Tzoyao Chan, Vice President, Product Development; Eric Erdman, Chief Financial Officer and Secretary; Anders Frisk, Vice President, Marketing; Ken Murray, Vice President, Human Resources; Matthew Ready, Vice President, Sales; and Mohammad Tafazzoli, Vice President, Operations. A description of the interests in Genesis of its directors and officers is set forth in Genesis' proxy statement for the 2001 Annual Meeting of Stockholders of Genesis, which was filed with the SEC on August 24, 2001.

    Sage, Chandra Reddy, Sage's President and Chief Executive Officer, and certain other officers and directors of Sage may be deemed to be participants in the solicitation of proxies from the stockholders of Sage and Genesis in favor of the Merger. The other executive officers and directors of Sage who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Chandra Reddy and the other executive officers and directors in Sage is set forth in the proxy statement for Sage's 2001 Annual Meeting of Stockholders, which was filed with the SEC on July 17, 2001. In addition to those interests Chandra Reddy will serve as Genesis's Vice Chairman, Executive Vice President, Engineering, will beneficially own 517,955 shares of Genesis common stock and options to purchase 100,000 shares of Genesis common stock. If and to the extent that Chandra Reddy will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the joint proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Chandra Reddy and Sage's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

    The following is the transcript from a conference call held on September 28, 2001:

Bob Ferri:

    Good morning and welcome to Genesis Microchip and Sage joint conference call. This is Robert Ferri on behalf of Genesis Investor Relations. With me today from Genesis is Amnon Fisher, CEO and Eric Erdman, CFO. Also here today from Sage are Chandra Reddy, CEO and Simon Westbrook, CFO.

    A replay of this conference call will also be available until midnight EDT, October 5, 2001, and can be accessed by calling (800) 633-8284 using reservation number 19794710. A live audio Web broadcast will be also be available by visiting: http://ir.genesis-microchip.com.

    At the outset, I would like to note that during the course of this conference call, representatives of Genesis and Sage may make forward-looking statements, including statements about the timing of closing of the transaction, operational synergies and cost savings expected following the transaction, and growth in the market for consumer video ICs. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, the possibility that the combined company may fail to effect the anticipated synergies and cost savings and the possibility that the actual growth rate of the display IC market may differ from the parties' projections. I refer you to the recent filings of Genesis and Sage with the Securities and Exchange Commission, which contain and identify important factors that could cause the actual results to differ materially from those contained in our forward-looking statements.

    And now, I will turn the call over to Mr. Amnon Fisher, CEO of Genesis Microchip.

Amnon Fisher

    Thank you all for joining us on this morning's call.

    We are very pleased to announce today that Genesis and Sage have signed a definitive agreement to combine our two companies.

    We are extremely excited about this transaction. We believe it creates a leader in the display semiconductor industry. We will have a wide product line and broad technology portfolio, providing us with the ability to provide unparalleled products and support for our customers. In addition, we believe we will have significantly enhanced our ability to address complementary opportunities in the high-growth display semiconductor industry.

    This combination provides strategic advantages that are unavailable to either company on a stand-alone basis. The combination will directly benefit our customers through the strengthening of our customer support organizations and our ability to tailor new products to service the rapidly growing display market. In addition, we expect to accelerate the development of products for complementary opportunities such as consumer electronics, leveraging the Faroudja brand and technology, digital CRTs and projection systems by expanding our engineering capacity and broadening our technology portfolio. Our increased size, scale and scope of R&D, manufacturing and distribution will enable the combined company to offer more innovative products faster and on a more global scale than either of us could do alone. The acquisition will also enhance the depth of our management expertise and experience. In particular, we welcome the ability to work with Chandra Reddy, who will join our Board as Vice-Chairman and will also have a key operational role as Executive Vice-President, Engineering.

    The potential of this combination is compelling, both to enhance our position in the flat panel monitor space, and to accelerate the development of complementary product areas, such as consumer video markets and digital CRTs. We have identified significant synergies between the two companies, such that the acquisition is accretive to Genesis's earnings commencing in the first full quarter of combined operations, excluding one-time costs associated with the transaction. We are committed to maximizing the synergies we have identified while maintaining our competitive position and momentum in the marketplace.

    The company will be headquartered in Alviso, California, and it will continue to have a significant engineering presence in Thornhill, Ontario, Canada and in Bangalore, India as well as in Silicon Valley. The combined company will also have sales and support offices in Seoul Korea, Taiwan and in Shenzhen, China.

    I'll now turn the call over to Chandra for his comments.

Chandra Reddy

    Thanks Amnon.

    We at Sage are very excited to join forces with Genesis. Genesis and Sage each have a strong technology portfolio and a rich engineering heritage. Both companies have proven track records in the semiconductor display industry. We expect this combination will enable us to better serve the needs of our existing customers through a more extensive support organization. At the same time, it is designed to provide the critical mass to create semiconductor solutions for additional display applications. We believe that this combination will be synergistic, creating a more efficient company.

    As the display industry continues its rapid growth, we expect that it will become of increasing interest to larger companies. Combining forces with Genesis increases our mutual ability to address these competitive challenges through the creation of a larger, more efficient and financially stronger company with better R&D, manufacturing and global scale, all of which brings additional value to our customers.

    I greatly look forward to working with Amnon and his experienced team. I'll now turn the call over to Eric Erdman to discuss the transaction details.

Eric Erdman

    Thanks Chandra.

    I'll outline some of the key details of the transaction. Further details of the transaction will be available in filings that we will make with the Securities and Exchange Commission, including the definitive agreement and our joint proxy statement.

    Under the terms of the agreement, unanimously approved by both Boards of Directors, Sage stockholders will receive 0.571 of a newly issued Genesis share for each share of Sage, giving the merger a current value of approximately $241 million. Sage stockholders will own approximately 28% of the combined company on a fully diluted basis. The transaction is expected to be tax-free to Sage stockholders for U.S. tax purposes. In conjunction with the transaction, Genesis will change its legal domicile to the United States.

    Exclusive of one-time costs associated with the transaction, this acquisition is expected to be accretive to Genesis's earnings per share commencing in the first quarter of combined operations based on achieving planned cost synergies. Together we have identified significant synergies and cost savings from efficiencies in purchasing, manufacturing, sales and administration. As Amnon has stated, we are committed to achieving the synergies we have identified and at the same time maintaining our competitive position and momentum in the marketplace.

    The transaction will be subject to regulatory and shareholder approvals, the completion of Genesis' change of its legal domicile to the United States and customary closing conditions, and is expected to close in early calendar 2002.

    I'll now turn the call back over to Amnon for his closing comments.

Amnon Fisher

    Thank you Eric.

    To summarize, the combined entity will be able to build on the already strong momentum at both companies and will be better positioned to satisfy our customers' needs, take advantage of new opportunities and bring more innovative products to market faster and with a more global reach. Working together, we have already identified significant synergies, so that we expect the transaction will be accretive to our earnings in the first full quarter of combined operations.

    In conclusion, we're very excited by the opportunities that this combination presents, and we look forward to working with Chandra and his team.

    We'll now be happy to answer any questions you may have.

(Q&A Session)

Closing:

Bob Ferri:

    Thank you.

    Again, a replay of the conference call will also be available until midnight PDT, October 5, 2001, and can be accessed by calling (800) 633-8284 using reservation number 19794710. A live audio Web broadcast will be also be available by visiting: http://ir.genesis-microchip.com.

    This concludes today's conference call. Thank you for joining us this morning.

-end-